March 3, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (631) 234-0215

Mr. Reginald Schauder, Chief Financial Officer
Canal Capital Corporation
490 Wheeler Road, Suite 185
Hauppauge, NY   11788

RE: Canal Capital Corporation
File No. 002-96666
Form 10-K for the year ended October 31, 2008

Dear Mr. Schauder:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Consolidated Statements of Operations and Comprehensive (Loss) Income, page F-5

1.   We noted that you reconciled net income to income available to common shareholders in Note 13. Please explain to us how you considered SAB Topic 6B which requires that this information be reported on the face of the income statement when it is material in quantitative terms or when it is indicative of significant trends or other qualitative considerations.

Note 2 – Summary of Significant Accounting Policies and Estimates

I) Revenue Recognition, page F-13

2.   We noted that revenues from real estate sales are recognized generally when title to the property passes. Please clarify to us how your real estate sales transactions meet the profit recognition criteria outlined in paragraph 5 of SFAS 66.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,

Sincerely,

Cicely LaMothe
Branch Chief